EXHIBIT 99.2

Press Release

Total launches construction of its third solar power plant in Japan

Paris/Tokyo, October 8, 2019 – Total Solar International, a wholly owned Total subsidiary dedicated to utility-scale solar plants, announce the start of the construction of Miyagi Osato Solar Park, a large-scale solar plant of 52 megawatt-peak (MWp) located in Osato, Miyagi prefecture, Japan. The project, which has achieved financial close, is expected to start up in 2021 and will provide clean and reliable electricity to Japanese households.

“The Miyagi Osato Solar Park is Total’s third and biggest solar plant in Japan, which will allow us to reach a cumulated capacity of over 100 MWp in the country. This project is in line with Total’s commitment to develop renewable production capacities worldwide and in particular in the Japanese market, where we actively pursue our development”, said Julien Pouget, Senior Vice-President Renewables at Total.

The plant is designed to fully meet Japan’s stringent earthquake-resistant building standards. The facility will be equipped with around 116,000 SunPower® Maxeon® high efficiency solar panels that deliver reliable performance throughout the entire life of every installation.

The plant will be operated by Miyagi Osato Solar Park G.K., a special purpose company, majority-owned by Total Solar International (90%), alongside SB Energy Corp. (SB Energy) (10%), a Japanese subsidiary of SoftBank Group.

The launch the construction of Miyagi Osato Solar Park follows the beginning of the operation of two other large-scale solar plants of Total Solar International in Japan: Miyako Solar Park (25 MWp, 2019) and Nanao Power Plant (27 MWp, 2017). This rapid growth (over 100 MWp of cumulative capacity achieved in 2 years) sets Total as one of the most dynamic players in the Japanese solar market.

Total and Low-Carbon Electricity

Total integrates climate change into its strategy and is staying ahead of new energy market trends by building a portfolio of low-carbon businesses that could account for 15 to 20% of its sales by 2040. Total’s gross low-carbon power generation capacity worldwide currently stands next to 7 gigawatts, of which over 3 gigawatts from renewable energies.

Total actively contributes to the growth of solar energy worldwide by designing and operating utility-scale power plants and supplying industrial and commercial customers with solar energy generated at their sites.

About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

* * * * *

Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.